Exhibit 4.28

Summary

of

Supplemental Agreement

To

Centralized Services Agreement

Between

China Telecom Corporation Limited

and

China Telecommunications Corporation

dated March 31, 2008

The key terms and conditions of the Supplemental Agreement to Centralized Services Agreement are:

The parties agree to amend Article 8.2 of the Centralized Services Agreement. The pricing basis for the use of international telecommunications facilities shall be adjusted in view of market conditions and the state of the international telecommunications facilities. Under the amended terms, the parties shall negotiate and determine the fee for the use of facilities of China Telecommunications Corporation by reference to comparable market price, while the fee for the use of facilities provided by independent third parties will be determined according to what has actually occurred.